Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

Announcement on the Resolutions of the Twelfth Meeting of the Fifth Session of the Board

of Directors of China Life Insurance Company Limited

The twelfth meeting (the “Meeting”) of the fifth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on April 27, 2017 at the conference room located on Floor A18 of China Life Plaza, Beijing. The directors were notified of the Meeting by way of a written notice dated April 14, 2017. Out of the Company’s ten directors, eight directors attended the Meeting. The following eight directors of the Company attended the Meeting in person: Yang Mingsheng, chairman and executive director of the Company; Lin Dairen, Xu Hengping and Xu Haifeng, executive directors of the Company; and Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin and Leung-Oi-Sie Elsie, independent directors of the Company. Wang Sidong and Liu Jiade, non-executive directors of the Company, were on leave for business and authorized in writing, respectively, Chang Tso Tung Stephen, an independent director of the Company, and Xu Hengping, an executive director of the Company, to act on their behalf and cast the votes for them. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Procedural Rules for the Board of Directors of the Company.

The Meeting was presided over by chairman Yang Mingsheng. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	The Proposal on the First Quarter Report of the Company for the Year of 2017

The independent directors gave their independent opinions and agreed on the proposal on changes in accounting estimates for the first quarter of the year of 2017. For details of changes in accounting estimates for the first quarter of the year of 2017, please refer to a separate announcement filed on the same date of this announcement.

Voting result: 10 for, 0 against, with no abstention

2.	The Proposal on the Solvency Report (C-ROSS) of the Company for the First Quarter of the Year of 2017

Voting result: 10 for, 0 against, with no abstention

3.	The Proposal on the Evaluation Report for the Year of 2016 under the Summary of “Thirteenth Five-Year” Development Plans of the Company

Voting result: 10 for, 0 against, with no abstention

Commission File Number 001-31914

4.	The Proposal to Nominate Mr. Li Mingguang as Board Secretary of the Company

The independent directors gave their independent opinions and agreed on the proposal. For details, please refer to a separate announcement filed on the same date of this announcement.

Voting result: 10 for, 0 against, with no abstention

5.	The Proposal on the Amendment to the Procedural Rules for the Nomination & Compensation Committee of the Board of Directors of the Company

Voting result: 10 for, 0 against, with no abstention

6.	The Proposal on the Corporate Governance Report of the Company for the Year of 2016

Voting result: 10 for, 0 against, with no abstention

7.	The Proposal on the Investment in Project Jinxiu of the Company

Affiliated directors Yang Mingsheng and Liu Jiade abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. For details, please refer to a separate announcement filed on the same date of this announcement.

Voting result: 8 for, 0 against, with no abstention

8.	The Proposal on the Overall Risk Management Report of the Company for the Year of 2016

Voting result: 10 for, 0 against, with no abstention

9.	The Proposal on the Amendment to the Regulations on Overall Risk Management of the Company

Voting result: 10 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

April 27, 2017